UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. ___)

                            OXIS INTERNATIONAL, INC.
                                ----------------
                               (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    691829402
                                    ---------
                                 (CUSIP Number)

                                  ------------

                                   Ray Rogers
                        6040 N. Cutter Circle, Suite 317
                             Portland, Oregon 97217
                                 (503) 283-3911
                                 ---------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 7, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                                             SCHEDULE 13D
--------------------------------------------------------                     ------------------------------------------------
CUSIP No. 691829402                                                                              Page 2 of 8 Pages
--------------------------------------------------------                     ------------------------------------------------

--------------- -------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MERIDIAN FINANCIAL GROUP, LLP


--------------- ------------------------------------------------------------------------------------------------------ ------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)[ ]
                                                                                                                       (b)[X]
--------------- -------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY



--------------- -------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                WC

--------------- ------------------------------------------------------------------------------------------------------ ------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



--------------- -------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                STATE OF NEVADA

---------------------------- ---------- -------------------------------------------------------------------------------------
         Number of             7        SOLE VOTING POWER
          Shares                        16,500,000
       Beneficially          ---------- -------------------------------------------------------------------------------------
         Owned by              8        SHARED VOTING POWER
           Each                         0
         Reporting           ---------- -------------------------------------------------------------------------------------
          Person               9        SOLE DISPOSITIVE POWER
           With                         16,500,000
                             ---------- -------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        0
--------------- -------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                16,500,000

--------------- ------------------------------------------------------------------------------------------------------ ------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]



--------------- -------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                63.07%
--------------- -------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                PN

--------------- -------------------------------------------------------------------------------------------------------------

                                                             SCHEDULE 13D
--------------------------------------------------------                     ------------------------------------------------
CUSIP No. 691829402                                                                              Page 3 of 8 Pages
--------------------------------------------------------                     ------------------------------------------------

--------------- -------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TRIAX CAPITAL MANAGEMENT, INC.


--------------- ------------------------------------------------------------------------------------------------------ ------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)[ ]
                                                                                                                       (b)[X]
--------------- -------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY



--------------- -------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                AF

--------------- ------------------------------------------------------------------------------------------------------ ------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



--------------- -------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                STATE OF NEVADA

---------------------------- ---------- -------------------------------------------------------------------------------------
         Number of             7        SOLE VOTING POWER
          Shares                        16,500,000
       Beneficially          ---------- -------------------------------------------------------------------------------------
         Owned by              8        SHARED VOTING POWER
           Each                         0
         Reporting           ---------- -------------------------------------------------------------------------------------
          Person               9        SOLE DISPOSITIVE POWER
           With                         16,500,000
                             ---------- -------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        0
--------------- -------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                16,500,000

--------------- ------------------------------------------------------------------------------------------------------ ------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]



--------------- -------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                63.07%
--------------- -------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                CO

--------------- -------------------------------------------------------------------------------------------------------------

                                   ATTACHMENT
                                   ----------

ITEM 1.  SECURITY AND ISSUER

         Common Stock, par value $0.001 per share

         OXIS INTERNATIONAL
         6040 North Cutter Circle
         Suite 317
         Portland, OR 97217

ITEM 2.  IDENTITY AND BACKGROUND

         I. (a) Name: Meridian Financial Group, LLP (a Nevada limited liability partnership)
             (b)  Business Address: 516 West Sprague, Spokane, Washington 99201
             (c)  Principal Occupation: N/A
             (d) Meridian Financial Group, LLP, during the last five years, has not been convicted in a criminal proceeding.
             (e) Meridian Financial Group, LLP, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         II. (a)  Name: Triax Capital Management, Inc. (a Nevada corporation)
             (b)  Business Address: 516 West Sprague, Spokane, Washington 99201
             (c)  Principal Occupation: N/A
             (d) Triax Capital Management, Inc., during the last five years, has not been convicted in a criminal proceeding.
             (e) Triax Capital Management, Inc., during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         III.(a)  Name: Dr. Marvin S. Hausman
             (b)  Business Address: #1 Ash Lake Road, Stevenson, WA 98648
             (c)  Principal Occupation: President and Director of Axonyx, Inc.
             (d) Dr. Hausman, during the last five years, has not been convicted in a criminal proceeding.
             (e) Dr. Hausman, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             (f)  Citizenship: United States

         IV. (a)  Name: Joseph R. Edington
             (b)  Business Address: 2910 East 57th, Suite 5, Spokane, WA 99223
             (c) Principal Occupation: President of Marycliff Investment Corporation
             (d) Mr. Edington, during the last five years, has not been convicted in a criminal proceeding.
             (e) Mr. Edington, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             (f)  Citizenship: United States

         V.  (a)  Name: Rick Street
             (b)  Business Address: P.O. Box 216, Rockford, WA 99030
             (c)  Principal Occupation: Certified Public Accountant
             (d) Mr. Street, during the last five years, has not been convicted in a criminal proceeding.
             (e) Mr. Street, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             (f)  Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The working capital of Meridian Investment Group, LLP was used to make the investment in the preferred stock of Oxis International, Inc.

         Triax Capital Management, Inc., Dr. Marvin Hausman, Joseph R. Edington, and Rick Street are all affiliates of Meridian Investment Group, LLP.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Meridian Financial Group, LLP has obtained the shares principally for investment and long term appreciation. Upon the closing of the acquisition of the shares of preferred stock, two representatives of Meridian Financial Group, LLP were added to the Board of Directors of Oxis International, Inc. Oxis International, Inc. is currently considering a number of changes to its current business objectives.

         Triax Capital Management, Inc., Dr. Marvin Hausman, Joseph R. Edington, and Rick Street are all affiliates of Meridian Investment Group, LLP.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 15,000,000 shares of common stock of Oxis International, Inc., constituting approximately 63.07% of the issued and outstanding common stock.

(b)      Meridian Financial Group, LLP      Sole Voting Power:         16,500,000
                                            Shared Voting Power        0
                                            Sole Dispositive Power     16,500,000
                                            Shared Dispositive Power   0

         Triax Capital Management, Inc.     Sole Voting Power:         16,500,000
                                            Shared Voting Power        0
                                            Sole Dispositive Power     16,500,000
                                            Shared Dispositive Power   0


         Dr. Marvin Hausman                 Sole Voting Power:         0
                                            Shared Voting Power        16,500,000
                                            Sole Dispositive Power     0
                                            Shared Dispositive Power   16,500,000

         Joseph R. Edington                 Sole Voting Power:         0
                                            Shared Voting Power        16,500,000
                                            Sole Dispositive Power     0
                                            Shared Dispositive Power   16,500,000

         Rick Street                        Sole Voting Power:         0
                                            Shared Voting Power        16,500,000
                                            Sole Dispositive Power     0
                                            Shared Dispositive Power   16,500,000

(c)      Name of Party                      Date              # of Shares             Price      How Effected
         -------------                      ----              -----------             -----      ------------
         Meridian Financial Group, LLP      3/7/02            1,500,000 Series F      $1 shr     Private
                                                              Preferred Stock (1)                Placement
                                            3/7/02            Warrant (2)             N/A        Private
                                                                                                 Placement
         Triax Capital Management, Inc.     None              N/A                     N/A        N/A
         Dr. Marvin Hausman                 None              N/A                     N/A        N/A
         Joseph R. Edington                 None              N/A                     N/A        N/A
         Rick Street                        None              N/A                     N/A        N/A

         (1) Convertible into 15,000,000 shares of common stock of Oxis International, Inc.
         (2) Common Stock Purchase Warrant to purchase 1,500,000 shares of common stock of Oxis International, Inc., exercisable immediately, expires March 7, 2007, with an exercise price of $1.00 per share.

(d)      None.

(e)      N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: March 22, 2002         /s/ Dr. Marvin Hausman
                              --------------------------------------------------
                              Dr. Marvin Hausman
                              President of Triax Capital Management, Inc.
                              General Partner of Meridian Investment Group, Inc.


                              /s/ Dr. Marvin Hausman
                              --------------------------------------------------
                              Dr. Marvin Hausman
                              President of Triax Capital Management, Inc.














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